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                      November 15, 2021

       Alejandro Ochoa
       Chief Executive Officer and Interim Chief Financial Officer Tower One Wireless Corp.
       600-535 Howe Street
       Vancouver, BC
       V6C 2Z4 Canada

                                                        Re: Tower One Wireless
Corp.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            File No. 000-55103

       Dear Mr. Ochoa :

               We have reviewed your November 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional
       comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 19, 2021 letter.
 Alejandro Ochoa
FirstName
Tower OneLastNameAlejandro  Ochoa
           Wireless Corp.
Comapany 15,
November  NameTower
              2021    One Wireless Corp.
November
Page 2    15, 2021 Page 2
FirstName LastName
Form 20-F for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to prior comment 1. Please amend your filing to include an audit opinion that opines upon the entire 2018 consolidated financial statements including the adjustments outlined in Note 26, which then refers to notes 8, 14 and 16 in the consolidated financial statements that include certain disclosures regarding the recast of certain 2018 figures. Refer to the guidance in Article 2 of Regulation S-X.

       You may contact Tara Harkins at (202) 551-3639 or Mary Mast, Senior Accountant, at
(202) 551-3613 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences